Exhibit 12.1

LAZARD LTD

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (a)(b)

The following table sets forth the ratio of earnings to fixed charges and the pro forma ratio of earnings to fixed charges for Lazard Ltd and its subsidiaries on a consolidated basis.

							Pro Forma
	Nine Month Period Ended September 30, 2007	Year Ended December 31,					Nine Month Period Ended September 30, 2007	Year Ended December 31, 2006
		2006	2005	2004	2003	2002
	(dollars in thousands)
Operating income from continuing operations	$286,017	$327,209	$342,362	$367,824	$438,736	$357,861	$269,357	$290,349
Add—Fixed charges	111,843	119,606	94,651	55,327	47,664	40,039	128,503	156,466

Operating income from continuing operations before fixed charges	$397,860	$446,815	$437,013	$423,151	$486,400	$397,900	$397,860	$446,815

Fixed Charges:
Interest (c)	$98,861	$104,254	$78,365	$39,551	$34,967	$29,966	$115,521	$141,114
Other (d)	12,982	15,352	16,286	15,776	12,697	10,073	12,982	15,352

Total fixed charges	$111,843	$119,606	$94,651	$55,327	$47,664	$40,039	$128,503	$156,466

Ratio of earnings to fixed charges (e)	3.56	3.74	4.62	7.65	10.20	9.94	3.10	2.86

(a)	Data presented relates to the Company’s continuing operations.

(b)	For purposes of computing the ratio of earnings to fixed charges:

•

earnings for the nine month period ended September 30, 2007 and for the years ended December 31, 2006, 2005, 2004, 2003 and 2002 represent income from continuing operations before income taxes and minority interest in net income, and, for periods prior to May 10, 2005, the date of Lazard Ltd’s equity public offering as described in Note 1 of the accompanying Notes to Condensed Consolidated Financial Statements, before distributions for services rendered by managing directors and employee members of LAM, and before fixed charges,

•	fixed charges represent the interest expense from continuing operations and the portion of rental expense from continuing operations which represents an appropriate interest factor.

The pro forma ratio of earnings to fixed charges gives effect to the net incremental interest expense related to the June, 2007 issuance of $600 million aggregate principal amount of 6.85% senior notes due 2017 and the repayment of Lazard Group LLC’s $96 million senior promissory note and $50 million subordinated promissory note.

(c)	The Company’s policy is to include interest expense on unrecognized tax benefits in income tax expense. Accordingly, such interest expense is not included in the computations of the ratio of earnings to fixed charges and pro forma ratio of earnings to fixed charges.

(d)	Other fixed charges consists of the interest factor in rentals.

(e)	The results of operations for periods until the equity public offering and the financing transactions on May 10, 2005 are not comparable to results of operations for subsequent periods as described below.

•

payment for services rendered by Lazard Ltd’s managing directors, which, as a result of Lazard Ltd operating as a limited liability company, historically had been accounted for as distributions from members’ capital, or in some cases as minority interest, rather than as compensation and benefits expense. As a result, Lazard Ltd’s operating income historically had not reflected payments for services rendered by its managing directors. For periods subsequent to the consummation of the equity public offering, the consolidated financial statements of Lazard Ltd include all payments for services rendered by its managing directors in compensation and benefits expense.

•	the use of proceeds from the financing transactions.

•	the net incremental expense related to the financing transactions.